 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 20, 2023
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on March 20, 2023, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR).

Date on which the first tranche of the share buy-back programme for 2023 was announced: 8 February 2023.

The duration of the first tranche of the buy-back programme for 2023: 9 February to no later than 24 March 2023.

Size of the buy-back programme: Up to 75,000,000 shares, with a maximum total consideration for the first tranche: USD 330,000,000.

From 13 March until 17 March, Equinor ASA has purchased a total of 1,872,818 own shares at the Oslo Stock Exchange at an average price of NOK 300.4631 per share.

Aggregated overview of transactions per day:

Date	Aggregated volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)
13 March	450,000	311.4973	140,173,785.00
14 March	454,818	305.7930	139,080,160.67
15 March
16 March	488,000	290.7463	141,884,194.40
17 March	480,000	294.9471	141,574,608.00

Previously disclosed buy-backs under the first tranche of the 2023 programme (accumulated)	8,846,685	321.2848	2,842,305,636.55

Total buy-backs under first tranche of the 2023 programme (accumulated)	10,719,503	317.6470	3,405,018,384.62

Following the completion of the above transactions, Equinor ASA owns a total of 64,123,437 own shares, corresponding to 2.02% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A detailed overview of all transactions made under the buy-back programme that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Further information from

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: March 20, 2023	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer